# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OPENLANE, Inc. (f/k/a KAR Auction Services, Inc.), CIK 0001395942
CUSIP: 48238T109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 11299 N. Illinois Street, Suite 500, Carmel, Indiana (IN), 46032
Date of event which requires filing of this statement: 08/11/2026
Filed by CIK 0001816546
Persons authorized to receive notices and communications: Roy Mackenzie, c/o Apax Partners US, LLC, 601 Lexington Avenue, 58th Floor, New York, New York (NY), 10022, (212) 753-6300; Ryerson Symons, Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, (212) 455-2000; Jakob Rendtorff, Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, (212) 455-2000; Keegan Lopez, Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, (212) 455-2000

## Reporting persons
- Ignition Acquisition Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,424,728; sole dispositive power 0; shared dispositive power 8,424,728; aggregate amount beneficially owned 8,424,728 (6.9% of the class)
- Ignition Acquisition Holdings GP LLC (CIK 0001816546): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,424,728; sole dispositive power 0; shared dispositive power 8,424,728; aggregate amount beneficially owned 8,424,728 (6.9% of the class)
- Ignition Parent LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,424,728; sole dispositive power 0; shared dispositive power 8,424,728; aggregate amount beneficially owned 8,424,728 (6.9% of the class)
- Ignition GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,424,728; sole dispositive power 0; shared dispositive power 8,424,728; aggregate amount beneficially owned 8,424,728 (6.9% of the class)
- Ignition Topco Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,424,728; sole dispositive power 0; shared dispositive power 8,424,728; aggregate amount beneficially owned 8,424,728 (6.9% of the class)
- Apax X GP Co. Limited: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,424,728; sole dispositive power 0; shared dispositive power 8,424,728; aggregate amount beneficially owned 8,424,728 (6.9% of the class)
- Apax Guernsey (Holdco) PCC Limited Apax X Cell: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,424,728; sole dispositive power 0; shared dispositive power 8,424,728; aggregate amount beneficially owned 8,424,728 (6.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: OPENLANE, Inc. (f/k/a KAR Auction Services, Inc.)
Address of issuer's principal executive offices: 11299 N. Illinois Street, Suite 500, Carmel, Indiana (IN), 46032
Comment: This Amendment No. 5 ("Amendment No. 5") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on July 2, 2020, as amended by Amendment No. 1 filed with the SEC on September 14, 2020, as amended by Amendment No. 2 filed with the SEC on September 11, 2025, as amended by Amendment No. 3 filed with the SEC on October 8, 2025, as amended by Amendment No. 4 filed with the SEC on June 1, 2026 (as so amended, the "Schedule 13D") with respect to the common stock, par value $0.01 per share ("Common Stock") of OPENLANE, Inc., a Delaware corporation (the "Issuer"). The Schedule 13D is filed jointly on behalf (i) Ignition Acquisition Holdings LP, (ii) Ignition Acquisition Holdings GP LLC, (iii) Ignition Parent LP, (iv) Ignition GP LLC, (v) Ignition Topco Ltd, (vi), Apax X GP Co. Limited, and (vii) Apax Guernsey (Holdco) PCC Limited Apax X Cell (collectively, the "Reporting Persons"). Capitalized terms used in this Amendment No. 5 but not otherwise defined herein have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On August 11, 2026, Ignition Acquisition Holdings LP, as a selling stockholder, and the Issuer entered into an underwriting agreement (the "Underwriting Agreement") with BofA Securities, Inc. (the "Underwriter"), providing for the offer and sale of 8,000,000 shares of Common Stock by Ignition Acquisition Holdings LP in a secondary block trade (the "Offering"), and purchase by the Underwriter of the shares of Common Stock, at a price to Ignition Acquisition Holdings LP of $34.36 per share. The Offering closed on August 13, 2026.

Pursuant to the Underwriting Agreement, Ignition Acquisition Holdings LP has entered into a lock-up agreement (the "Lock-Up Agreement") with the Underwriter pursuant to which it has agreed with the Underwriter, subject to customary exceptions, not to offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, during the period from August 11, 2026 continuing through the date 45 days thereafter, except with the prior written consent of the Underwriter.

The descriptions of the Underwriting Agreement and Lock-Up Agreement contained in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the Underwriting Agreement and Form of Lock-Up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

Each of the Reporting Persons may be deemed to beneficially own the 8,424,728 shares of Common Stock held by Ignition Acquisition Holdings LP, representing 6.9% of the outstanding Common Stock (calculated based on 122,069,865 shares of Common Stock outstanding as of the closing of the Offering and related transactions, as reported in the prospectus supplement on Form 424B7 filed by the Issuer on August 13, 2026).
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as otherwise set forth herein, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in Common Stock during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of the Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Description
Exhibit 7 Underwriting Agreement, dated August 11, 2026 among the Issuer, Ignition Acquisition Holdings LP, and BofA Securities, Inc. (Incorporated by reference to Exhibit 1.1 of the Issuer's Current Report on Form 8-K filed on August 13, 2026)
Exhibit 8 Form of Lock-Up Agreement (Incorporated by reference to Exhibit A to Exhibit 1.1 of the Issuer's Current Report on Form 8-K filed on August 13, 2026)

## Signatures
- Ignition Acquisition Holdings LP: /s/ Steven Kooyers, Steven Kooyers, Treasurer and Secretary of Ignition Acquisition Holdings GP LLC, its general partner (08/13/2026)
- Ignition Acquisition Holdings GP LLC: /s/ Steven Kooyers, Steven Kooyers, Treasurer and Secretary (08/13/2026)
- Ignition Parent LP: /s/ Steven Kooyers, Steven Kooyers, Treasurer and Secretary of Ignition GP LLC, its general partner (08/13/2026)
- Ignition GP LLC: /s/ Steven Kooyers, Steven Kooyers, Treasurer and Secretary (08/13/2026)
- Ignition Topco Ltd: /s/ Mark Babbe, Mark Babbe, Director (08/13/2026)
- Apax X GP Co. Limited: /s/ Jeremy Latham, Jeremy Latham, Director (08/13/2026)
- Apax Guernsey (Holdco) PCC Limited Apax X Cell: /s/ Simon March, Simon March, Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax Guernsey (Holdco) PCC Limited (08/13/2026)